Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A of Steward Domestic All-Cap Equity Fund and Steward Select Bond Fund, each a series of shares of Steward Funds, Inc., of our report dated May 20, 2005 on the financial statements and financial highlights included in the April 30, 2005 Annual Report to the Shareholders of the above referenced funds.

We further consent to the references to our firm under the heading "Financial Highlights" in the Prospectus and under the heading "Other Information - Independent Registered Public Accounting Firm" in the Statement of Additional Information.

/s/ Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania

February 24, 2006